Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2010
(millions of dollars)

Earnings, as defined:
Net income	$764
Income taxes	468
Fixed charges included in the determination of net income, as below	284
Total earnings, as defined	$1,516

Fixed charges, as defined:
Interest expense	$270
Rental interest factor	5
Allowance for borrowed funds used during construction	9
Fixed charges included in the determination of net income	284
Capitalized interest	3
Total fixed charges, as defined	$287

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.28
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.